Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF

NUVELO, INC.,

a Delaware corporation

Effective January 23, 2009 by resolutions duly adopted by a majority of the Board of Directors of Nuvelo, Inc. (the “Company”) on January 23, 2009, Article III, Section 1, Subsection (a) of the Company’s Bylaws was amended to read in its entirety as follows:

“(a) The number of directors of the corporation shall consist of not less than two (2) nor more than ten (10) directors, the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the directors. A director shall hold office until the later of (i) the next annual meeting of the stockholders of the corporation immediately following, or (ii) coinciding with the expiration of the director’s term or until the director’s successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Directors need not be residents of the State of Delaware or stockholders of the corporation.”

The remainder of the Company’s Bylaws remain in full force and effect.

Executed at San Carlos, California, on January 23, 2009.

/s/ Lee Bendekgey
Lee Bendekgey, Secretary